Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

August 25, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin Magnor,

                  Division of Corporate Finance, Mail Stop 4720

Re:	Porter Bancorp, Inc.
Request for Acceleration of Effectiveness
Registration Statement on Form S-3 (File No. 333-168424)

Dear Ms. Magnor:

In accordance with Rule 461 under the Securities Act of 1933, Porter Bancorp, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 to 4:00 p.m., Eastern Time, on Friday, August 27, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges, at the time of this request, that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Alan K. MacDonald of Frost Brown Todd LLC. His telephone number is (502) 589-5400.

Sincerely,

PORTER BANCORP, INC.

By:	/s/ C. Bradford Harris
C. Bradford Harris
Executive Vice President and
Corporate General Counsel